UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

RELIV INTERNATIONAL, INC.

(Name of the Issuer)

RELIV INTERNATIONAL, INC.

ROBERT L. MONTGOMERY

STEPHEN M. MERRICK

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75952 R 209

(CUSIP Number of Class of Securities)

Ryan A. Montgomery

Chief Executive Officer

Reliv International, Inc.

136 Chesterfield Industrial Blvd.

Chesterfield, Missouri 63005

(636) 537-9715

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Jude M. Sullivan

Howard & Howard Attorneys PLLC

200 S. Michigan Ave., Suite 1100

Chicago, IL 60604

(312) 372-4000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

CALCULATION OF FILING FEE

Transaction valuation* $1,237,500.00	Amount of filing fee $135.01

*

For purposes of calculating the fee only. This amount assumes the aggregate cash payment of $1,237,500 (the “Total Consideration”) by the Company in lieu of issuing fractional shares immediately following the 1-for-2000 reverse stock split to holders of fewer than 2,000 shares of the Company’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $3.75 per pre-split share and 330,000 pre-split shares, the estimated aggregate number of shares held by holders of less than 2,000 shares of the Company’s common stock. Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0001091 of the Total Consideration.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $135.01                         Form or Registration No.: Schedule 13E-3

Filing Party: Reliv International, Inc.                    Date Filed: October 22, 2020

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being jointly filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Reliv International, Inc., a Delaware corporation (the “Company”), in connection with the proposed reverse stock split of the Company’s common stock, $0.001 par value per share (“Common Stock”), followed immediately by a forward stock split of the Company’s Common Stock (the “Stock Split”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) with the SEC pursuant to Regulation 14C under the Exchange Act. The Information Statement is incorporated by reference as Exhibit A. The information in the Information Statement, including all schedules, exhibits, appendices, and annexes thereto is hereby expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the schedules, exhibits, appendices, and annexes thereto. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Information Statement.

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split” and “Questions and Answers About the Stock Split” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address. Reliv International, Inc. a Delaware corporation, is the subject company. The address of the principal executive office of the Company is 136 Chesterfield Industrial Blvd., Chesterfield, Missouri 63005 and its telephone number is (636) 537-9715.

(b) Securities. As of November 20, 2020, there were 1,746,449 outstanding shares of common stock, par value $0.001, of the Company (“Common Stock”).

(c) Trading Market and Price. The Company’s Common Stock is traded on the NASDAQ Stock Exchange under the symbol “RELV.” The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split” and “Financial Statements” is incorporated herein by reference.

(d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split” and “Financial Statements” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of its securities during the past three years.

(f) Prior Stock Purchases. None.

The information set forth in the Information Statement under the captions “Fairness of the Stock Split to Stockholders” and “Financial Statements” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. Reliv International, Inc., the subject company is the filing person. The principal business address for the Company is 136 Chesterfield Industrial Blvd., Chesterfield, Missouri 63005 and the business telephone number for the Company is (636) 537-9715. The directors of the Company are: Robert L. Montgomery (Chairman), Ryan A. Montgomery, John M. Klimek, Robert M. Henry, and Paul J. Adams. The executive officers of the Company are Ryan A. Montgomery (Chief Executive Officer), R. Scott Montgomery (President of Operations and International), Thomas W. Pinnock (President of Sales and Marketing), Stephen M. Merrick (Secretary and General Counsel), Steven D. Albright (Sr. Vice President and Chief Financial Officer), Debra P. Bernardoni (Senior Vice President and Chief Operating Officer), and Kurt C. Wulff (Senior Vice President of Marketing).

Because Robert L. Montgomery and Stephen M. Merrick are affiliates of the Company and are providing a portion of the credit enhancement that permitted the Company to complete the financing that will be used to consummate the Stock Split they are deemed to be participants in the 13E-3 transaction and are identified as filing persons along with the Company.

The address of each director and officer is 136 Chesterfield Industrial Blvd., Chesterfield, Missouri 63005.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. With respect to Mr. Montgomery and each other current officer and director of the Company:

Robert L. Montgomery is the Chairman of the Board of Directors and former Chief Executive Officer. Mr. Montgomery is a participant in this transaction and a filing person for purposes of this Schedule 13E-3. Mr. Montgomery became Chairman of the Board of Directors and Chief Executive Officer on February 15, 1985 and served as the Chief Executive Officer until June 2018. Mr. Montgomery served as President of the Company from July 1985 until July 2012. Mr. Montgomery had been the principal executive officer of the Company since its founding in 1985. Prior to that time, he held positions for a number of years as an executive officer of several life insurance companies. Mr. Montgomery received a B.A. degree in Economics from the University of Missouri in Kansas City, Missouri in 1965. Mr. Montgomery is the father of Ryan A. Montgomery, the Company’s Chief Executive Officer, and R. Scott Montgomery, the President of Operations and International.

Ryan A. Montgomery was appointed Chief Executive Officer in June 2018 and has served as a member of the Board of Directors since May 2018. Previously he was President from July 2012 to June 2018, Executive Vice President, Worldwide Sales from April 2007 to July 2012 and Vice President, Sales from 2004 to 2007. Mr. Montgomery served as Corporate Counsel from September 1999 to October 2004. Mr. Montgomery received his B.A. degree in Economics from Vanderbilt University and graduated from Saint Louis University Law School.

John M. Klimek has been a member of the Board of Directors since May 2010. Mr. Klimek has been a practicing attorney in Illinois since 1984 specializing in corporate and securities law.  From August 2004 to July 2018, Mr. Klimek was employed by HFR Asset Management, LLC, Chicago, Illinois, a hedge fund management company, most recently as President.    He holds a B.S. in Accountancy from the University of Illinois and Juris Doctor Degree from the University of Illinois School of Law.  Mr. Klimek serves as the Chairman of the Compensation Committee and is a member of the Audit and Nominating Committees.  He is also a director of CTI Industries Corporation (NASDAQ – CTIB).

Robert M. Henry has been a member of the Board of Directors of the Company since November 2013. He was previously a member of the Board of Directors of the Company from May 2004 through May 2011. Mr. Henry is currently a private investor and business consultant. From January 2011 until May 2013, Mr. Henry served as Chief Executive Officer and Chairman of the Board for Immunotec, Inc., a public Canadian direct selling company that sells nutritional supplements (TSX Venture Exchange – IMM). From December 2004 to 2008, Mr. Henry served as Chairman and Chief Executive Officer of Arbonne International, Inc., a personal care products company. Mr. Henry received a B.S. degree in Accounting from Hunter College in New York and a J.D. from Brooklyn Law School. Mr. Henry serves as Chairman of the Audit Committee and a member of the Compensation and Nominating Committees.

Paul J. Adams has been a member of the Board of Directors of the Company since May 2019. He is the President/CEO of the Adams Resource Group, a company he formed in 2017 that consults to direct selling companies in their marketing/communications and management strategies. Mr. Adams has been actively involved in the direct selling channel for over 32 years, serving as the head of marketing, sales and general management for one of the largest supplier/partners in the industry, SUCCESS Partners/VideoPlus, prior to forming Adams Resource Group. Mr. Adams attended the University of Texas at Arlington.

R. Scott Montgomery was appointed President of Operations and International in July 2018. Mr. Montgomery joined the Company in 1993 and previously served as President of Reliv Asia Pacific from July 2012 to July 2018, Executive Vice President and Chief Operating Officer from April 2007 to July 2012, Senior Vice President – Worldwide Operations from 2004 to 2007 and Vice President of International Operations from 2001 to 2004. Mr. Montgomery graduated from Southwest Missouri State University with a B.S. degree in Finance and Investments.

Thomas W. Pinnock was named President of Sales and Marketing in July 2018. Previously, Mr. Pinnock served as Executive Vice President, Chief of Sales from December 2016 to July 2018. Mr. Pinnock has been an independent distributor of the Company since January 1990 and has served previously as Senior Vice President - U.S. Sales from May 1992 to June 1994. Mr. Pinnock is a former Army officer, journalist, and published author. Mr. Pinnock holds a B.A. degree from Valencia College, Orlando, Florida and studied journalism at the University of Florida and the Defense Department School of Journalism.

Stephen M. Merrick has been Secretary and General Counsel since July 1989 and served as a member of the Board of Directors from 1989 to May 2013 and from May 2014 to May 2016. Mr. Merrick is a participant in this transaction and a filing person for purposes of this Schedule 13E-3. Mr. Merrick has been engaged in the practice of law for more than 45 years and has represented the Company since the Company’s founding. Mr. Merrick received a Juris Doctor degree from Northwestern University School of Law in 1966.

Steven D. Albright has been Senior Vice President and Chief Financial Officer since March 2005. Mr. Albright was the Vice President, Finance/Controller from 2002 to 2005 and was the Controller since 1992. Prior to his employment with the Company, Mr. Albright was employed from 1987 to 1992 as Assistant Controller for Kangaroos USA, Inc., an athletic shoe importer and distributor. For the period from 1983 to 1987, he was employed by the public accounting firm of Ernst & Young LLP. Mr. Albright received a B.S. degree in Accountancy from the University of Illinois at Urbana-Champaign and is a CPA.

Debra P. Bernardoni was appointed as Senior Vice President and Chief Operating Officer in July 2018. Previously, Ms. Bernardoni served as Vice President, Operations June 2008 to July 2018.   She has been employed by the Company since 2004 and served as Director of Internal Audit from 2004 to 2008.   Prior to her employment with the Company, Ms. Bernardoni was a Manager with Deloitte & Touche LLP and Vice President & Auditor of Southwest Bank of St. Louis.  Ms. Bernardoni has a B.S.B.A. degree in Accounting from the University of Missouri and an MBA from Webster University and is a CIA.

Kurt C. Wulff was appointed Vice President of Marketing in 2005 and Senior Vice President of Marketing in 2019. He has been employed by the Company in marketing positions since 1999. Previously, Mr. Wulff had over 10 years of sales and marketing experience in a variety of industries. He graduated from the University of Missouri-Columbia with a Bachelor of Journalism degree.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Structure of the Stock Split,” “Special Factors,” “Fairness of the Stock Split to Stockholders,” “Description of the Stock Split,” “Financing of the Stock Split,” “Costs of the Stock Split,” and “Recommendation of the Board; Fairness of the Stock Split – Reservation of Rights” is incorporated herein by reference.

(c) Different Terms. The terms of the Reverse Split will apply equally to all stockholders, although as a result of the Reverse Split, stockholders holding fewer than 2,000 shares of Common Stock immediately prior to the Reverse Split will cease to be stockholders of the Company.

(d) Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” and “Description of the Stock Split – Appraisal Rights,” is incorporated herein by reference. No appraisal rights are available under either the Delaware General Corporation Law or our Certificate of Incorporation to any stockholder.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the captions “Fairness of the Stock Split to Stockholders” and “Fairness Opinion – Procedural Fairness to All Stockholders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Special Factors – Effects of the Stock Split,” Special Factors – Potential Disadvantages of the Stock Split to Stockholders,” “Termination of Exchange Act Registration,” and “Conduct of the Company’s Business After the Stock Split,” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” and “Interests of Certain Persons” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” and “Financial Statements” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Information Statement under the captions “Special Factors – Background of the Stock Split,” “Interests of Certain Persons,” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(d) Conflicts of Interest. The information set forth in the Information Statement under the captions “Fairness of The Stock Split to Stockholders,” “Fairness Opinion – Procedural Fairness to All Stockholders,” and “Interest of Certain Persons” is incorporated herein by reference.

(e) Agreements Involving the Company’s Securities. None.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The Company will make a cash payment of $3.75 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Stock Split. The fractional shares acquired in the Stock Split will be retired and returned to the status of authorized but unissued shares of the Company’s Common Stock.

(c) Plans.

(1) None.

(2)    None.

(3) The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” “Special Factors – Effect of the Stock Split on Option Holders,” “Special Factors – Financial Effect of the Stock Split,” and “Conduct of the Company’s Business After the Stock Split” are incorporated herein by reference.

(4)    None.

(5)   The information set forth in the Information Statement under the caption “Conduct of the Company’s Business After the Stock Split” is incorporated herein by reference.

(6) The information set forth in the Information Statement under the captions “Summary of the Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” “Special Factors – Effects of the Stock Split,” “Termination of Exchange Act Registration,” and “Conduct of the Company’s Business After the Stock Split” is incorporated herein by reference.

(7) The information set forth in the Information Statement under the captions “Summary of the Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” “Special Factors – Effects of the Stock Split,” “Termination of Exchange Act Registration,” and “Conduct of the Company’s Business After the Stock Split” is incorporated herein by reference.

(8)   The information set forth in the Information Statement under the captions “Summary of the Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” “Special Factors – Effects of the Stock Split,” “Termination of Exchange Act Registration,” and “Conduct of the Company’s Business After the Stock Split” is incorporated herein by reference.

(9)   None.

(10) None.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Information Statement under the captions “Questions and Answers about the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” and “Special Factors – Background of the Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Information Statement under the captions “Questions and Answers about the Stock Split,” “Special Factors – Strategic Alternatives Considered,” and “Special Factors – Background of the Stock Split” is incorporated herein by reference.

(c) Reasons. The information set forth in the Information Statement under the captions “Questions and Answers about the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” and “Special Factors – Background of the Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Structure of the Stock Split,” “Special Factors – Potential Disadvantages of the Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors – Effect of the Stock Split on Option Holders,” “Special Factors – Financial Effect of the Stock Split,” “Special Factors – Federal Income Tax Consequences of the Stock Split,” “Financing of the Stock Split,” “Costs of the Stock Split,” and “Conduct of the Company’s Business After the Stock Split” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a) Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons For and Purposes of the Stock Split,” “Special Factors – Background of the Stock Split,” “Fairness of the Stock Split to Stockholders,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference. Mr. Robert L. Montgomery abstained from voting on the issue of the fairness of the remuneration to be paid the Guarantors.

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons For and Purposes of the Stock Split,” “Special Factors – Strategic Alternatives Considered,” “Special Factors – Background of the Stock Split,” “Fairness of the Stock Split to Stockholders,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split” and “Description of the Stock Split – Vote Required” is incorporated herein by reference.

(d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13E-3 transaction and/or preparing a report concerning the fairness of the Stock Split.

(e) Approval of Directors. The Stock Split was approved unanimously by the Company’s Board of Directors, including by those directors that are not also employees of the Company. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” “Description of the Stock Split – Vote Required,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference.

(f) Other Offers. None Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Fairness of the Stock Split to Stockholders,” “Fairness Opinion,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference. The information set forth in Annex B-1 of the Information Statement is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of the Stock Split,” “Fairness of the Stock Split to Stockholders,” “Fairness Opinion – Opinion of Houlihan,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference. The information set forth in Annex B-1 of the Information Statement is incorporated herein by reference.

(c) Availability of Documents. The opinion of Houlihan, which is attached as Annex B-1 to the Information Statement, will be made available for inspection and copying at the principal executive office of the Company during its regular business hours by an interested equity security holder of the Company or its representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the Information Statement under the caption “Financing the Stock Split” is incorporated herein by reference.

(b) Conditions. The information set forth in the Information Statement under the caption “Financing of the Stock Split” is incorporated herein by reference.

(c) Expenses. The information set forth in the Information Statement under the captions “Questions and Answers about the Stock Split,” “Special Factors – Effects of the Stock Split,” “Special Factors – Financial Effect of the Stock Split,” and “Costs of the Stock Split” is incorporated herein by reference.

(d) Borrowed Funds. To fund the Stock Split Transaction, the Company has entered into a loan agreement with Enterprise Bank and Trust whereby the Company has borrowed the amount of $4,000,000 (the “Loan”). The Loan has a term of 5 years, principal and interest being amortized over a period of 20 years with the outstanding principal being due at the end of the term. The Loan has been secured by materially all of the Company’s assets. In addition, Robert L. Montgomery, the Company’s Chairman, Stephen M. Merrick, the Company’s corporate counsel and Secretary, and Donald McCain, a substantial stockholder, has each guaranteed a portion of the Company’s obligations under the Loan. In consideration of these individuals (the “Guarantors”) acting as guarantors, as well as these individuals’ ongoing services to the Company, the Company will make a one-time aggregate payment of $200,000 (shared among the Guarantors) and enter into consulting agreements with Mr. Merrick and Mr. McCain. The Board had also engaged Houlihan to render an opinion as to the fairness of the terms of the Loan and the compensation paid to the Guarantors, from a financial point of view, to the Company’s stockholders. The information set forth in the Information Statement under the captions “Special Factors – Financial Effect of the Stock Split,” information under the caption "Financing of the Stock Split", "Fairness of the Stock Split to Stockholders -- Fairness Opinion," and “Interests of Certain Persons” in this Information Statement.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Security Ownership. The information set forth in the Information Statement under the captions “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” “Description of the Stock Split – Vote Required,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference. All of the Company’s officers and directors have consented to the Stock Split.

(e) Recommendations of Others. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

(a) Financial Statements.

(1) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(2) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(3) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(4) The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. Not applicable.

ITEM 15.	ADDITIONAL INFORMATION

(b) Other Material Information. The information set forth in the Information Statement, including all schedules, exhibits, appendices, and annexes thereto, and each exhibit hereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

(a)(i)	Exhibit A – Definitive Information Statement (incorporated by reference to Information Statement on Schedule 14C filed by Company on November 24, 2020).

(a)(ii)

Annual financial statements for the years ended December 31, 2019 and December 31, 2018 of the Company (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019, File No. 000-19932, filed by the Company with the SEC on March 27, 2020).

(a)(iii)

Interim financial statements for the three months ended March 31, 2020 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, File No.000-19932, filed by the Company with the SEC on May 15, 2020).

(a)(iv)

Interim financial statements for the six months ended June 30, 2020 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, File No. 000-19932, filed by the Company with the SEC on August 14, 2020).

(a)(v)

Interim financial statements for the nine months ended September 30, 2020 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, File No. 000-19932, filed by the Company with the SEC on November 13, 2020).

(b)	Exhibit B – Loan Agreement between the Company and Enterprise Bank and Trust (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Company on November 9, 2020).

(c)	The Opinion of Houlihan, dated October 16, 2020 (incorporated by reference to Annex B-1 of Schedule 14C filed by Company on November 24, 2020).

(d)	Not applicable

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2020	RELIV INTERNATIONAL, INC.

	By:	/s/Ryan A. Montgomery
Ryan A. Montgomery
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Exhibit A – Definitive Information Statement (incorporated by reference to Information Statement on Schedule 14C filed by Company on November 24, 2020).

(a)(ii)

Annual financial statements for the years ended December 31, 2019 and December 31, 2018 of the Company (incorporated by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019, File No. 000-19932, filed by the Company with the SEC on March 27, 2020).

(a)(iii)

Interim financial statements for the three months ended March 31, 2020 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, File No. 000-19932, filed by the Company with the SEC on May 15, 2020).

(a)(iv)

Interim financial statements for the six months ended June 30, 2020 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, File No. 000-19932, filed by the Company with the SEC on August 14, 2020).

(a)(v)

Interim financial statements for the nine months ended September 30, 2020 of the Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, File No. 000-19932, filed by the Company with the SEC on November 13, 2020).

(b)	Exhibit B – Loan Agreement between the Company and Enterprise Bank and Trust (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Company on November 9, 2020).

(c)	The Opinion of Houlihan, dated October 16, 2020 (incorporated by reference to Annex B-1 of Schedule 14C filed by Company on November 24, 2020).

(d)	Not applicable

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.